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SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

(Amendment No. _____)*

Universal Power Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

913788105
(CUSIP Number)

October 9, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

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*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Poplar Point Capital Management LLC		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐	
3.	SEC USE ONLY		
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware		

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**5.**	SOLE VOTING POWER	0
	6.	SHARED VOTING POWER	252,453
	7.	SOLE DISPOSITIVE POWER	0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.	

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.03%
12.	TYPE OF REPORTING PERSON (See Instructions) IA; HC

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[1]   The percentages reported in this Schedule 13G are based upon 5,020,000 shares of common stock outstanding as of August 12, 2013 (according to the Schedule 14A filed by the issuer with the Securities and Exchange Commission on August 23, 2013).

1.	NAMES OF REPORTING PERSONS Poplar Point Capital Partners LP	
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY	
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**5.**	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 252,453
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.03%
12.	TYPE OF REPORTING PERSON (See Instructions) PN; HC

1.	NAMES OF REPORTING PERSONS Poplar Point GP LLC	
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY	
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
5.	SOLE VOTING POWER	0
6.	SHARED VOTING POWER	252,453
7.	SOLE DISPOSITIVE POWER	0
8.	SHARED DISPOSITIVE POWER See Row 6 above.	

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.03%
12.	TYPE OF REPORTING PERSON (See Instructions) HC

1.	NAMES OF REPORTING PERSONS Jad Fakhry	
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY	
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**5.**	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 252,453
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER See Row 6 above.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 6 above.
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.03%
12.	TYPE OF REPORTING PERSON (See Instructions) IN; HC

Item 1(a).   **Name of Issuer.**

Universal Power Group, Inc.

Item 1(b).   **Address of Issuer's Principal Executive Offices:**

488 S. Royal Lane, Coppell, Texas 75019

Item 2(a).   **Name of Person Filing:**

This Schedule 13G is being jointly filed by Poplar Point Capital Management LLC ("PPCM"), Poplar Point Capital Partners LP ("PPCP"), Poplar Point GP LLC ("PPGP"), and Mr. Jad Fakhry (collectively with PPCM, PPCP and PPGP, the "Reporting Persons") with respect to shares of common stock of the above-named issuer owned by PPCP.

PPCM is the investment manager for PPCP. PPGP is the general partner of PPCP. Mr. Fakhry is the manager of PPCM and PPGP, and owns a controlling interest in, PPCM and PPGP.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

Item 2(b).   **Address of Principal Business Office or, if None, Residence:**

The address of the principal business office of each of the Reporting Persons is c/o Poplar Point Capital Management LLC, 840 Hinckley Road, Suite 221, Burlingame, CA 94010.

Item 2(c).   **Citizenship:**

Each of PPCM and PPGP is organized as a limited liability company under the laws of the State of Delaware. PPCP is organized as a limited partnership under the laws of the State of Delaware. Mr. Fakhry is a U.S. citizen.

Item 2(d).   **Title of Class of Securities:**

Common Stock, par value $0.01 per share

Item 2(e).   **CUSIP Number.**

913788105

Item 3.   **If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:**

(a) ☐   Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐   Bank as defined, in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐   Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐   Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐   An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐   An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐   A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐   A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (15 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-113d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____

Item 4.   Ownership.

A. Poplar Point Capital Management LLC

(a)   PPCM may be deemed to beneficially own 252,453 shares of Common Stock.

(b)   The number of shares PPCM may be deemed to beneficially own constitutes approximately 5.03% of the Common Stock outstanding.

(c)   Number of shares as to which such person has:

(i)   Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 252,453

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 252,453

B. Poplar Point Capital Partners LP

(a)   PPCP may be deemed to beneficially own 252,453 shares of Common Stock.

(b)   The number of shares PPCP may be deemed to beneficially own constitutes approximately 5.03% of the Common Stock outstanding.

(c)   Number of shares as to which such person has:

(i)   Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 252,453

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 252,453

C. Poplar Point GP LLC

(a)   PPGP may be deemed to beneficially own 252,453 shares of Common Stock.

(b)   The number of shares PPGP may be deemed to beneficially own constitutes approximately 5.03% of the Common Stock outstanding.

(c)   Number of shares as to which such person has:

(i)   Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 252,453

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 252,453

    D. Jad Fakhry

      (a)   Fakhry may be deemed to beneficially own 252,453 shares of Common Stock.

      (b)   The number of shares Fakhry may be deemed to beneficially own constitutes approximately 5.03% of the Common Stock outstanding.

      (c)   Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote: 0

          (ii) Shared power to vote or to direct the vote: 252,453

          (iii) Sole power to dispose or to direct the disposition of: 0

          (iv) Shared power to dispose or to direct the disposition of: 252,453

Item 5.   **Ownership of Five Percent or Less of a Class**

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   [ ].

Item 6.   **Ownership of More than Five Percent on Behalf of Another Person.**

Not applicable

Item 7.   **Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person**

See Item 2 above

Item 8.   **Identification and Classification of Members of the Group**

Not applicable

Item 9.   **Notice of Dissolution of Group**

Not applicable

Item 10.   **Certification**

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 14th day of October, 2013   POPLAR POINT CAPITAL MANAGEMENT LLC

By: /s/ Jad Fakhry
     Jad Fakhry, Manager

POPLAR POINT CAPITAL PARTNERS LP

By: Poplar Point GP LLC
     its General Partner

By: /s/ Jad Fakhry
     Jad Fakhry, Manager

POPLAR POINT GP LLC

By: : /s/ Jad Fakhry
     Jad Fakhry, Manager

 /s/ Jad Fakhry
JAD FAKHRY, an individual